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July 28, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Eileen Smiley and Lauren Hamilton

Re: Form N-14 for Virtus Equity Trust (the “Registrant”), File No. 333-288369

Dear Mses. Smiley and Hamilton:

Thank you for your telephone calls on July 16th, 22nd, and 24th conveying the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Form N-14 for the Registrant pertaining to the reorganization (the “Reorganization”) of Virtus KAR Global Quality Dividend Fund (the “Target Fund”) with and into Virtus KAR Equity Income Fund (the “Acquiring Fund” and together with the Target Fund, the “Funds”) filed on June 27, 2025. Below, we provide responses to your comments, as requested.

1.	Comment: Please ensure that disclosure of any cost savings clearly describes that the cost savings will only be achieved after payment of allocated Reorganization costs, and also ensure that any costs that are excluded from any estimate are clearly described.

Response: The Registrant has added the following disclosure to the end of the second paragraph under the heading, “How will the Reorganization affect me?”: “The estimated costs of the Reorganization do not include an estimated $8,000 (less than 0.01% of the pro forma Acquiring Fund's assets) of brokerage costs associated with repositioning the Target Fund’s portfolio holdings to match the Acquiring Fund’s investment strategy, which will be paid by the Acquiring Fund after the Reorganization when the repositioning occurs. Any potential cost savings to shareholders after the Reorganization will only be realized after payment of the costs of the Reorganization as well as the costs associated with portfolio repositioning.”

2.	Comment: Form N-14 requires a narrative description of material differences between the Funds’ principal investment strategies. Although the principal investment strategies are shown side by side, there is no such narrative description. Therefore, please add one.

Response: The Registrant has added just before the table under the heading, “How do the Funds’ investment objectives and principal investment strategies compare?” the following statement: “Although both Funds principally invest in equity securities of dividend-paying companies, the Target Fund invests globally whereas the Acquiring Fund focuses its investments in U.S. securities.”

3.	Comment: In the Fees and Expenses tables, please confirm that any potential recapture of previously waived expenses of the Acquiring Fund is accurately reflected in the pro forma column if applicable.

Response: The Registrant confirms that any potential recapture of previously waived expenses of the Acquiring Fund is accurately reflected in the pro forma column. The Registrant notes that the numbers in the tables would not change since the the Acquiring Fund’s gross expenses are currently above the applicable expense limitation levels and recapture is only permitted up to the current (or, if lower, previous) expense limitation levels.

4.	Comment: In the Fees and Expenses tables, please supplementally explain in correspondence why the Other Expenses number for Class I is higher on a pro forma basis than for the Acquiring Fund currently.

Response: The referenced difference was due to a rounding error, which has been corrected.

5.	Comment: Footnote (b) to the Fees and Expenses tables describes the Target Fund’s expense limitation arrangements. If the Target Fund has expenses subject to recapture, please confirm in correspondence that those expenses will not be carried over to the Acquiring Fund after the Reorganization.

Response: Although the Registrant believes that it would be appropriate to characterize the Target Fund’s obligation to repay its investment adviser for fees previously waived and expenses previously paid under the terms of the Target Fund’s expense limitation agreement as a liability transferred to the Acquiring Fund under the terms of the Plan of Reorganization, the Registrant confirms as requested that it will not carry over that obligation to the Acquiring Fund.

6.	Comment: Footnote (c) to the Fees and Expenses tables states that the Acquiring Fund’s expense limitation arrangements will be in effect through January 31, 2026. Please confirm that the expense limitation arrangements will be in effect for at least one year after effectiveness of the Prospectus/Information Statement or remove the reference to them in the Fees and Expenses tables.

Response: The Registrant notes that footnote (c) was intended to reflect the Acquiring Fund’s expense limitation arrangements prior to the Reorganization, and footnote (d) was intended to reflect the Acquiring Fund’s expense limitation arrangements after the Reorganization. However, the Funds’ investment adviser has agreed instead to implement the Acquiring Fund’s extended (and enhanced for Class R6) expense limitation arrangements effective July 28, 2025. Therefore, we have removed the former footnote (c) and updated the former footnote (d) as appropriate.

7.	Comment: In the Examples of Fund Expenses, the Staff notes that the Target Fund’s expense limitation arrangements are only contractually in effect for six more months, but the examples shown for one year appear to include the effect of the expense limitation arrangements for the entire year. Please confirm that the numbers shown are accurate and only include the effect of the expense limitation arrangements for the period in which they are contractually in effect.

Response: The Registrant is unable to systematically calculate the Examples of Fund Expenses applying expense limitations for less than a full year. Therefore, we have extended the contractual term of the Target Fund’s expense limitations to July 31, 2026. The Registrant has revised the numbers as appropriate and confirms that the revised numbers shown are accurate and include the effect of the expense limitation arrangements for the period for which they are contractually in effect.

8.	Comment: In the Examples of Fund Expenses, the Staff notes that the Acquiring Fund’s expense limitation arrangements are only contractually in effect for six more months, but the examples shown for one year appear to include the effect of the expense limitation arrangements for the entire year. Please confirm that the numbers shown are accurate and only include the effect of the expense limitation arrangements for the period in which they are contractually in effect.

Response: As noted in response to Comment 6, the expense limitation arrangements applicable to the Acquiring Fund have been extended at the numbers previously disclosed as applying only after the Reorganization. The disclosure, including numbers, has been updated accordingly, and the Registrant confirms that the revised numbers shown are accurate and only include the effect of the expense limitation arrangements for the period in which they are contractually in effect.

9.	Comment: The Class A CDSC that applies if a finder’s fee has been charged is disclosed in a later section but not in the Examples of Fund Expenses section. Please include that disclosure in the Examples of Fund Expenses section also and incorporate such fee into the hypothetical example if it is triggered.

Response: The Registrant has added a footnote to the Examples of Fund Expenses table applicable to Class A stating the following: “Class A shares on which a finder’s fee has been paid may incur a 1.00% deferred sales charge if the shares are redeemed within 18 months of purchase. However, such sales charge is not included in the calculations shown in this table because the finder's fee is only paid on certain purchases made without an initial sales charge and the amount of the initial sales charge that is included in the calculations shown in this table exceeds the amount of the potential deferred sales charge (i.e., shareholders for whom the deferred sales charge applies would incur less rather than more than the amounts shown).” For the reason stated in the added footnote, the Registrant has not incorporated such fee into the hypothetical example.

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10.	Comment: The Staff notes that the assets under management for the Funds’ investment adviser and subadviser are bracketed and not as of a recent date. Please complete all fields throughout the filing as required and note that comments in one place apply to disclosure throughout the filing. The Staff also reminds the Registrant that management is responsible for all disclosures or lack of disclosure notwithstanding the comments or lack thereof.

Response: The Registrant acknowledges the reminder. The referenced disclosure has been updated, and all fields are complete.

11.	Comment: Given the discussion of the Funds’ different levels of “manager of managers” relief and importance of the status of Kayne Anderson Rudnick Investment Management, LLC (the “Subadviser”) as a wholly-owned affiliate of the Funds’ investment adviser to the use of that relief, please disclose the nature of the Subadviser’s affiliation as wholly-owned.

Response: In the disclosure regarding the Subadviser under the heading, “Who will be the Adviser and Subadviser of my Fund after the Reorganization? What will the advisory and subadvisory fees be after the Reorganization?” the Registrant has changed the words “an affiliate” to “a wholly-owned affiliate.”

12.	Comment: Please disclose the subadvisory fee applicable to the Target Fund.

Response: The Registrant has changed the disclosure under “Subadvisory Fees” to the following: “Under the terms of each Subadvisory Agreement, the Subadviser is paid by the Adviser for providing advisory services to the applicable Fund. Neither Fund pays fees to the Subadviser. The Adviser pays the Subadviser a subadvisory fee at the rate of 50% of the net advisory fee for each Fund.”

13.	Comment: Please disclose what the material differences are in the Funds’ Subadvisory Agreements or supplementally advise the Staff that there are no material differences.

Response: Although there are differences between the two Subadvisory Agreements, the Registrant has reviewed them with Fund counsel and believes that there are no material differences. Therefore, we have made no changes in response to this comment.

14.	Comment: Both the disclosure under the question, “What will be the primary federal tax consequences of the Reorganization?” and section 9 of the Plan or Reorganization state that the Funds will obtain a legal opinion that the Reorganization “should” qualify as a tax-free reorganization. Please confirm whether the opinion the language be that it "will" qualify or that it "should" qualify as a tax-free reorganization. The Staff notes that both the disclosure and the Plan of Reorganization should match the language in the ultimate opinion.

Response: The Registrant has determined that tax counsel expects to issue an opinion that the Reorganization “will” qualify as a tax-free reorganization. Therefore, we have updated the disclosure and the Plan of Reorganization accordingly.

15.	Comment: The disclosure under the question, “What will be the primary federal tax consequences of the Reorganization?” states that approximately 63% of the Target Fund’s portfolio will be respositioned in connection with the Reorganization. Please include disclosure of the anticipated cost of portfolio repositioning in both dollars and basis points.

Response: The Registrant has added the requested disclosure to the section entitled, “How will the Reorganization affect me?” as set forth in the response to Comment 1, above.

16.	Comment: In connection with the disclosure that approximately 63% of the Target Fund’s portfolio will be respositioned in connection with the Reorganization, please confirm supplementally to the Staff that none of the repositioning constitutes forced sales due to investment restrictions.

Response: The Registrant confirms that none of the repositioning constitutes forced sales due to investment restrictions.

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17.	Comment: In the “Risks” section, please consider adding disclosure that the Acquiring Fund has more U.S. securities risk than the Target Fund has.

Response: The Registrant respectfully declines to characterize the Acquiring Fund as having more U.S. securities risk, but we have added the following statement to the referened section: “The Target Fund invests globally, while the Acquiring Fund focuses its investments in U.S. securities. As a result, the Acquiring Fund, unlike the Target Fund, is subject to risks associated with focusing its investments in a single country.”

18.	Comment: Did the Board consider a comparison of the Funds' gross expenses? If so, please disclose how the Board considered it in the “Reasons for the Reorganization” section.

Response: Yes, the Board was presented with a comparison of the Funds’ gross and net expenses as well as pro forma gross and net expenses of the Acquiring Fund after the Reorganization. The last sentence of the third paragraph of the referenced section has been amended to read, “They reviewed a comparison of the Funds' gross and net operating expenses with the pro forma gross and net operating expenses of the Acquiring Fund assuming the Reorganization took place, and they further noted that the Acquiring Fund’s pro forma fund operating expenses were expected to be the same or lower than those for the Target Fund.”

19.	Comment: Please explain supplementally to the Staff whether the Board considered the differences in the two Funds’ ability to effectuate subadvisory changes and the Acquiring Fund’s ability to hire a wider range of affiliated subadvisers without shareholder approval.

Response: Yes, the Board considered the referenced differences. Fund counsel explained to the Board the differences as well as the intended outcome of the Acquiring Fund continuing to use the broader relief. Fund counsel also advised the Board of communication with the Staff regarding the Acquiring Fund’s intended outcome.

20.	Comment: On page 20 of the Prospectus/Information Statement, disclosure states that if the Reorganization is not consummated the Trustees will consider other courses of action. Please disclose what other courses of action the Trust could possibly take.

Response: The Registrant has added to the referenced sentence, the following: “such as liquidating the Target Fund or continuing to operate it as a separate fund.”

21.	Comment: Given the Target Fund’s global portfolio and the Acquiring Fund’s U.S. portfolio, please explain supplementally to the Staff whether the Target Fund is expected to do any repositioning of its portfolio prior to the Reorganization.

Response: No, the Target Fund is not expected to engage in any portfolio transactions in anticipation of the Reorganization.

22.	Comment: Please also include the Fund names on the headings to the Capitalization table.

Response: The Registrant has added the Fund names to the headings on the Capitalization table as requested.

23.	Comment: Please provide a representation to the Staff that there have been no material changes since the most recent balance sheet that should be reflected in the Capitalization table.

Response: The Acquiring Fund’s assets have materially increased since the most recent balance sheet. Therefore, the Registrant has updated the Capitalization table to reflect June 30th numbers.

24.	Comment: Under the heading, “What are the classes of the Acquiring Fund, and how do they differ?” please either disclose the differences from the Target Fund or explain that the classes of the two Funds are the same.

Response: The Registrant has retitled the referenced section, “What are the classes of the Funds, and how do they differ?” and has changed the first sentence of the section to read, “Each Fund offers the same four classes of shares.”

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25.	Comment: Given that both Funds operate under the same Declaration of Trust and By-laws, please add a statement that shareholder rights are the same for both Funds.

Response: The Registrant has added the following statement to the section entitled, “Comparative Information on Shareholders’ Rights” under “Form of Organization”: “As series of the Trust, the Target Fund and the Acquiring Fund have the same governance and the same shareholder rights.”

26.	Comment: In the section called, “Financial Statements and Experts,” please hyperlink each Fund’s Semi-Annual Report for the six months ended March 31, 2025 as required.

Response: The Registrant has added the required hyperlinks.

27.	Comment: Please include in the section of the Statement of Additional Information called, “Supplemental Financial Information,” disclosure that approximately 63% of the Target Fund’s portfolio is expected to be repositioned in connection with the Reorganization.

Response: The Registrant has added the following disclosure at the end of the second paragraph of the referenced section: “Based on the Target Fund’s holdings as of June 13, 2025, it is anticipated that approximately 63% of the portfolio of the Target Fund will be repositioned in connection with the Reorganization in order to align the Target Fund’s portfolio with that of the Acquiring Fund.”

If you would like to discuss these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm
Vice President, Secretary and Chief Legal Officer
Virtus Funds

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